Filed by Perrigo Company
pursuant to Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under
the Securities Exchange Act of 1934
Subject Company: Elan Corporation, plc
Commission File No.: 333-190859
Date: October 15, 2013

MERGER BENEFIT STATEMENT

October 15, 2013

Dear Elan Shareholder

On July 29, 2013, Perrigo Company (“Perrigo”) and Elan Corporation, plc (“Elan”), announced that they had entered into a definitive agreement pursuant to which Perrigo Company Limited, a new holding company incorporated in Ireland that will be renamed Perrigo Company plc (“New Perrigo”), will acquire Elan and Perrigo (the “Transaction”). On October 8, 2013, New Perrigo filed with the SEC Amendment No. 4 to its registration statement on Form S-4 in connection with the Transaction, which included a joint proxy statement of Perrigo and Elan that also serves as a prospectus of New Perrigo (the “Joint Proxy Statement/Prospectus”). The Form S-4 was declared effective on October 9, 2013, and the Joint Proxy Statement/Prospectus is included along with this letter.

As Elan is an Irish incorporated company, the Transaction is subject to the Irish Takeover Rules. In accordance with the Irish Takeover Rules, where Perrigo gives a statement regarding the synergies that may result from the Transaction (known as a “merger benefit statement” under the Irish Takeover Rules), certain attestations to that merger benefit statement must be provided.

As Perrigo previously disclosed a merger benefit statement in the announcement of the Transaction on July 29, 2013, that statement has been repeated in the Joint Proxy Statement/Prospectus on pages 327 through 328, and is also repeated in this letter.

In addition, included with this letter are reports required by the Irish Takeover Rules from Perrigo’s reporting accountants, Ernst & Young, and Perrigo’s financial advisor, Barclays Bank PLC (acting through its investment bank), confirming (respectively) that the estimates contained in the merger benefit statement have been made with due care and consideration.

Very truly yours,

Joseph C. Papa

Chairman, President and Chief Executive Officer

Perrigo Company

Unless otherwise defined in this communication, capitalized terms shall have the meaning given to them in the Joint Proxy Statement/Prospectus.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information has been and will be filed with the SEC

New Perrigo has filed with the SEC a registration statement on Form S-4 containing a Joint Proxy Statement of Perrigo and Elan that also constitutes a Prospectus of New Perrigo. The registration statement was declared effective by the SEC on October 9, 2013. Perrigo and Elan plan to mail to their respective shareholders (and to Elan Equity Award Holders for information only) the definitive Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT PERRIGO, ELAN, NEW PERRIGO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Perrigo, Perrigo and Elan through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Perrigo and New Perrigo with the SEC by contacting Investor Relations at Perrigo at Perrigo Company, 515 Eastern Avenue, Allegan, Michigan, 49010, U.S.A. or by calling +1 (269) 673 8451 and may obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Elan by contacting Elan Investor Relations at Elan Corporation, plc, Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland or by calling +1 800 252 3526.

Participants in the Solicitation

Elan, Perrigo, their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Elan and Perrigo in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Elan and Perrigo in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Jount Proxy Statement/Prospectus. Information regarding Elan’s directors and executive officers is contained in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was filed with the SEC on February 12, 2013, its Report on Form 6-K, which was filed with the SEC on February 28, 2013, its Report on Form 6-K, which was filed with the SEC on April 25, 2013 and its Report on Form 6-K, which was filed with the SEC on June 5, 2013. Information regarding Perrigo’s directors and executive officers is contained in Perrigo’s Annual Report on Form 10-K for the fiscal year ended June 29, 2013, which was filed with the SEC on August 15, 2013, its Annual Report on Form 10-K/A for the fiscal year ended June 29, 2013, which was filed with the SEC on August 28, 2013, and its Proxy Statement on Schedule 14A for its 2012 annual meeting of stockholders, which was filed with the SEC on September 26, 2012.

Statements Required by the Takeover Rules

The directors of Perrigo accept responsibility for the information contained in this communication, other than that relating to Elan, its Associates and the directors of Elan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Perrigo (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Elan accept responsibility for the information contained in this communication relating to Elan, its associates and the directors of Elan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Elan (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1%, or more of any class of ‘relevant securities’ of Elan or Perrigo, all ‘dealings’ in any ‘relevant securities’ of Elan or Perrigo (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (Dublin time) on the business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Elan or Perrigo, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Barclays, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Perrigo and no one else in connection with the Transaction and will not be responsible to anyone other than Perrigo for providing the protections afforded to its clients or for providing advice in relation to the Transaction, the contents of this communication or any transaction or arrangement referred to herein.

Citigroup Global Markets Inc, which is a member of SIPC and is a registered broker-dealer regulated by the Securities and Exchange Commission and Citigroup Global Markets Limited, which is authorised by the Prudential Regulation Authority and regulated by the Prudential Regulation Authority and the Financial Conduct Authority, are acting for Elan and no one else in relation to the matters referred to herein. In connection with such matters, Citigroup Global Markets Inc and Citigroup Global Markets Limited, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their clients or for providing advice in connection with the matters described in this document or any matter referred to herein.

Davy and Davy Corporate Finance each of which are regulated in Ireland by the Central Bank of Ireland, are acting for Elan and no one else in relation to the matters referred to herein. In connection with such matters, Davy and Davy Corporate Finance, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their clients or for providing advice in connection with the matters described in this document or any matter referred to herein.

Morgan Stanley & Co. International plc, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser to Elan and for no one else in relation to the matters referred to herein. In connection with such matters, Morgan Stanley, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their clients or for providing advice in connection with the matters described in this document or any matter referred to herein.

Ondra LLP, which is regulated by the Financial Conduct Authority in the United Kingdom, is acting for Elan and no one else in relation to the matters referred to herein. In connection with such matters, Ondra LLP, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their clients or for providing advice in connection with the matters described in this document or any matter referred to herein.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (DIRECTLY OR INDIRECTLY) IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE THIS WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

About Perrigo

From its beginnings as a packager of generic home remedies in 1887, Allegan, Michigan-based Perrigo Company has grown to become a leading global provider of quality, affordable healthcare products. Perrigo develops, manufactures and distributes over-the-counter (OTC) and generic prescription (Rx) pharmaceuticals, infant formulas, nutritional products, animal health, dietary supplements and active pharmaceutical ingredients (API). The company is the world’s largest manufacturer of OTC pharmaceutical products for the store brand market. The company’s primary markets and locations of logistics operations have evolved over the years to include the United States, Israel, Mexico, the United Kingdom, India, China and Australia. Visit Perrigo on the Internet at www.perrigo.com.

About Elan

Elan is a biotechnology company, headquartered in Dublin, Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan’s ordinary shares are traded on the ISE under ISIN IE0003072950; American Depositary Shares representing ordinary shares of Elan are traded on the NYSE under the ticker symbol ELN. For additional information about Elan, please visit Elan’s web site at www.elan.com

Perrigo and New Perrigo Cautionary Statement Regarding Forward-Looking Statements

This document includes certain ‘forward looking statements’ within the meaning of, and subject to the safe harbor created by, Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the business, strategy and plans of each of Perrigo and New Perrigo, their respective expectations relating to the transactions contemplated by the Transaction Agreement and their respective future financial condition and performance, including estimated synergies. Statements that are not historical facts, including statements about Perrigo’s, New Perrigo’s or their respective managements’ beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the transactions contemplated by the Transaction Agreement, projections or expectations of profit attributable to shareholders, including estimated synergies, anticipated provisions or writedowns, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Perrigo, New Perrigo, Elan or the combined business following the transactions contemplated by the Transaction Agreement; statements about the future trends in tax or interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Perrigo, New Perrigo, Elan or the combined company following the transactions contemplated by the Transaction Agreement; statements concerning any future Irish, UK, US or other economic or regulatory environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the healthcare and lifesciences industry; and statements of assumptions underlying such statements. While Perrigo and New Perrigo believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Perrigo’s and New Perrigo’s control. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from Perrigo’s and New Perrigo’s current expectations depending upon a number of factors affecting Perrigo’s business, New Perrigo’s business, Elan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the transactions contemplated by the Transaction Agreement; subsequent integration of the transactions contemplated by the Transaction Agreement and the ability to recognize the anticipated synergies and benefits of the transactions contemplated by the Transaction Agreement; the receipt of required regulatory approvals for the transactions contemplated by the Transaction Agreement (including the approval of antitrust authorities necessary to complete the transactions contemplated by the Transaction Agreement); access to available financing (including financing for the transactions contemplated by the Transaction Agreement) on a timely basis and on reasonable terms; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance; market acceptance of and continued demand for Perrigo’s, New Perrigo’s and Elan’s products; changes in tax laws or interpretations that could increase Perrigo’s or the combined company’s consolidated tax liabilities; and such other risks and uncertainties detailed in Perrigo’s periodic public filings with the SEC, including but not limited to those discussed under “Risk Factors” in Perrigo’s Form 10-K for the fiscal year ended June 29, 2013, in Perrigo’s subsequent filings with the SEC and in other investor communications of Perrigo or New Perrigo from time to time. The forward-looking statements are made only as of the date hereof, and unless otherwise required by applicable securities laws, each of Perrigo and New Perrigo disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan Cautionary Statement Regarding Forward-Looking Statements

This document includes certain ‘forward looking statements’ with respect to the business, strategy and plans of Elan and its expectations relating to the transactions contemplated by the Transaction Agreement and its future financial condition and performance. Statements that are not historical facts, including statements about Elan’s or its management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the transactions contemplated by the Transaction Agreement, projections or expectations of profit attributable to shareholders, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Perrigo, New Perrigo, Elan or the combined business following the transactions contemplated by the Transaction Agreement; statements about the future trends in tax or interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Perrigo, New Perrigo, Elan or the combined company following the transactions contemplated by the Transaction Agreement; statements concerning any future Irish, UK, US or other economic or regulatory environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the healthcare and lifesciences industry; and statements of assumptions underlying such statements. Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Elan or on its behalf include, but are not limited to, general economic conditions in Ireland, the United States or elsewhere; regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the transactions contemplated by the Transaction Agreement not being completed or not being completed as currently envisaged; additional unanticipated costs associated with the transactions contemplated by the Transaction Agreement or the operating of the combined company; or an inability to implement the strategy of the combined company or achieve the benefits of the transactions contemplated by the Transaction Agreement set out herein. Additional factors that could cause actual results to differ materially from forward looking statements are set out in the most recent annual reports and accounts of Elan, including Elan’s most recent annual report on Form 20-F for the fiscal year ended 31 December 2012 and its Reports of Foreign Issuer on Form 6-K filed with the SEC. Forward-looking statements only speak as of the date on which they are made, and the events discussed herein may not occur. Subject to compliance with applicable law and regulation, Elan disclaims any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise. Elan’s principal source of revenue may remain a royalty on sales of Tysabri®, the potential of Tysabri®, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri® (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialisation of products, whether internally or by acquisition, especially given the separation of the Prothena business which left Elan with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet its liquidity requirements; the success of our development activities, and R&D activities in which Elan retains an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri®; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri® sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri®) and other types of lawsuits and legal defence costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether Elan is deemed to be an investment company or a passive foreign investment company; general changes in United States and international generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended 31 December 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Merger Benefit Statement

Perrigo believes that the combination is expected to result in more than US$150 million of recurring after-tax annual operating expense and tax savings. Certain of these savings result from the elimination of redundant public company costs while optimizing back-office support and the global research and development functions. Additionally, tax savings are expected to arise from the combined company being incorporated in Ireland with organizational, operational and capitalization structures that will enable the combined company to more efficiently manage its global cash and treasury operations. Over 80% of recurring annual savings are expected to be realized in the first full fiscal year post transaction closing ending June 2015, with the remainder of recurring annual savings taking effect in the second full fiscal year post transaction closing. Restructuring and integration costs are not anticipated to exceed US$70 million, before taxes, over the same time period.

Subject to the Scheme becoming effective, Elan Shareholders will be able to share in the synergies resulting from the Acquisition by means of the Scheme Consideration they will receive.

There are various material assumptions underlying the synergies estimate which may result in the synergies being materially greater or less than estimated. The estimate of synergies should therefore be read in conjunction with the key assumptions underlying the estimates.

The estimate of synergies set out in this letter has been reported on for the purpose of Rule 19.3(b)(ii) of the Takeover Rules by (i) Ernst & Young and (ii) Barclays. Copies of their reports are included at Appendix I and Appendix II to this letter.

Neither the statements above nor any other synergy statement in this announcement should be construed as a profit forecast or interpreted to mean that New Perrigo’s adjusted earnings in the first full fiscal year following the Acquisition, or in any subsequent period, would necessarily match or be greater than or be less than those of Perrigo and/or Elan for the relevant preceding financial period or any other period.

Assumptions

1.

The bases of belief (including sources of information and assumption made) that support the expected synergies are set out in the following paragraphs. Synergy statements have been reported on in accordance with Rule 19.3(b) of the Takeover Rules.

2.	The expected sources of the anticipated recurring after-tax annual operating expense and tax savings are:

(a)	resulting from the elimination of redundant public company costs while optimizing global back-office support and research and development functions; and

(b)

tax savings resulting from the combined company incorporated in Ireland with organizational, operations and capitalization structures that will enable the combined company to more efficiently manage its global cash and treasury operations.

3.	When evaluating the anticipated recurring after-tax annual operating expense and tax savings, the Perrigo Board has assumed the following:

(a)	that the scheme will become effective and New Perrigo will acquire 100% of the issued and to be issued share capital of Elan on completion of the acquisition;

(b)	that there will be no material change to the market dynamics affecting Perrigo and/or Elan flowing completion of the acquisition;

(c)	that there will be no material change to exchange rates following completion of the acquisition; and

(d)	that there will be no material change to income tax laws or regulations affecting Perrigo and/or Elan following completion of the acquisition.

4.

In establishing the estimate of recurring after-tax annual operating expense and tax savings, the Perrigo Board has assumed that Elan’s operations, processes and procedures are comparable to those of Perrigo’s related operations, except where publicly available information clearly indicates otherwise or the due diligence materials provided by Elan to Perrigo indicated otherwise. Perrigo’s management, aided by its previous integration experience and through an understanding of Elan’s operations and cost structure based on their own market intelligence and experience, and due diligence materials provided by Elan, has determined the source and scale of potential recurring after-tax annual operating expense and tax savings. The recurring after-tax annual operating expense and tax savings are incremental to Perrigo’s and, to the best of Perrigo’s knowledge, Elan’s existing plans. In addition to information from Perrigo’s and Elan’s respective management teams, the sources of information that Perrigo has used to arrive at the estimate of potential recurring after-tax annual operating expense and tax savings, include:

(a)

the annual report and accounts of Elan for the fiscal year ending December 31, 2012 and the accounts of Elan (unaudited) for the six months ending June 30, 2013 as filed or furnished with the SEC on Form 6-K;

(b)	Elan presentations;

(c)	Elan’s website;

(d)	Analysts’ research;

(e)	Other public information;

(f)	Capitalization of combined company and its subsidiaries;

(g)	Perrigo’s knowledge of the industry and of Elan; and

(h)	Perrigo’s experience of synergies from previous transactions.

5.

There remains an inherent risk in the synergy forward-looking statements. No synergy statement in the announcement should be construed as a profit forecast or interpreted to mean that New Perrigo’s earnings in the first full fiscal year following the acquisition, or in any subsequent period, would necessarily match or be greater than or be less than those of Perrigo and/or Elan for the relevant preceding financial period or any other period.

Appendix I

Rule 19.3 Takeover Rules/Report by Ernst & Young

29 July 2013

The Directors

Perrigo

515 Eastern Avenue

Allegan

Michigan 49010

Attention: Judy L Brown

Executive Vice President and Chief Financial Officer

Barclays Bank Plc

5 The North Colonnade

Canary Wharf

London E14 4BB

Attention: Punit Mehta

Dear Sirs

We refer to the statement regarding the estimate of recurring after tax annual operating expense and tax savings (“the Statement”) made by the directors of Perrigo set out in the Rule 2.5 Announcement dated 29 July 2013. The Statement, including the relevant bases of belief (including sources of information), is set out in Sections 5 (Perrigo Background to and Reasons for Recommending the Acquisition) and 7 (Merger Benefits Statement) of, and Appendix II to, the Rule 2.5 Announcement (the “Document”) issued by the Company dated 29 July 2013. This report is required by Rule 19.3(b)(ii) of the Irish Takeover Panel Act 1997, Takeover Rules, 2007 (as amended) (the “Rules”) and is given for the purpose of complying with that rule and for no other purpose.

Responsibility

It is the responsibility of the directors of the Company (“the Directors”) to prepare the Statement in accordance with the requirements of the Rules.

It is our responsibility and that of Barclays to form respective opinions, as required by Rule 19.3(b)(ii) of the Rules, as to whether the Statement has been made by the Directors with due care and consideration.

Save for any responsibility that we may have to those persons to whom this report is expressly addressed, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with, this report.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standard 1000 (Investment Reporting Standards applicable to all engagements in connection with an investment circular) issued by the Auditing Practices Board in the United Kingdom. We have discussed the Statement together with the relevant bases of belief (including sources of information) with the Directors. We have also considered the letter dated 29 July 2013 from Barclays to the Directors on the same matter. Our work did not involve any independent examination of any of the financial or other information underlying the Statement.

We do not express any opinion as to the achievability of the recurring after tax annual operating expense and tax savings identified by the Directors.

1

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion the Directors have made the Statement, in the form and context in which it is made, with due care and consideration.

Yours faithfully

/s/ ERNST & YOUNG

Ernst & Young

2

Appendix II

Rule 19.3 Takeover Rules/Report by Barclays

Barclays

5 The North Colonnade

Canary Wharf

London E14 4BB

United Kingdom

barclays.com

The Directors

Perrigo Company

515 Eastern Avenue

Allegan, Michigan 49010

USA

29 July 2013

Attention: Joseph C. Papa (President, Chief Executive Officer and Chairman)

Dear Sirs,

Proposed Acquisition of Elan Corporation plc (“Elan”) by Perrigo Company (“Perrigo”)

We refer to the statements of recurring after-tax annual operating expense and tax savings, the bases of preparation thereof and the notes thereto (the “Statements”) made by Perrigo set out in Sections 5 (Perrigo Background to and Reasons for Recommending the Acquisition) and 7 (Merger Benefits Statement) of, and Appendix II to, the Rule 2.5 Announcement (the “Document”) dated 29 July 2013, for which the Directors of Perrigo are solely responsible.

We have discussed the Statements (including the assumptions and sources of information referred to therein) with the Directors of Perrigo who have developed the underlying plans.

The Statements are subject to uncertainty as described in Appendix II of the Document and our work did not involve any independent examination of any of the financial or other information underlying the Statements.

We have relied upon the accuracy and completeness of all the financial and other information discussed or reviewed by us and have assumed such accuracy and completeness for the purposes of rendering this letter. In giving the confirmation set out in this letter, we have reviewed the work carried out by Ernst & Young and have discussed with them the conclusions stated in their report dated 29 July 2013 addressed to yourselves and ourselves in this matter.

We do not express any opinion as to the achievability of the merger benefits identified by the Directors of Perrigo in the Statements.

This letter is provided solely to the directors of Perrigo in connection with Rule 19.3(b)(ii) of the Irish Takeover Panel Act, 1997, Takeover Rules 2007, as amended and for no other purpose. We accept no responsibility to Perrigo or its or Elan’s shareholders or any other person, other than the Directors of Perrigo, in respect of the contents of, or any matter arising out of or in connection with, this letter or the work undertaken in connection with this letter.

3

On the basis of the foregoing, we consider that the Statements, for which the Directors of Perrigo are solely responsible, have been made with due care and consideration in the form and context in which they are made.

Yours faithfully,

/s/ Derek Shakespeare

Managing Director

For and on behalf of

Barclays Bank PLC, acting through its Investment Bank

4